TIAA PUBLIC

TIAA-CREF Life Insurance Company (“Depositor”)

TIAA-CREF Life Separate Account VLI-1 (“Registrant”)

8500 Andrew Carnegie Blvd.

(MS SSC-C2-08)

Charlotte, NC 28262

John D. Piller, Sr.

Director, Associate General Counsel

Office: 704-988-5681

Fax: 704-988-1615

E-mail: jpiller@tiaa.org

May 1, 2019

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jaea Hahn, Senior Counsel

Re:	TIAA-CREF Life Separate Account VLI-1 (“Registrant”)

Intelligent Life Survivorship VUL 2.0 Policy

Withdrawal of Initial Registration Statement and Pre-Effective Amendment #1 (filed in error as a

Post-Effective Amendment under 485(b) to the REGISTRATION STATEMENT ON FORM N-6)

File Nos. 333-229946 and 811-10393

Dear Commissioners and Ms. Hahn:

On February 28, 2019, the above-named Registrant and Depositor filed its initial Registration Statement for its Intelligent Life Survivorship VUL 2.0 policy on Form N-6 pursuant to Rule 485(a) of the Securities Act of 1933 (the “’33 Act”), as amended. This initial filing was followed by the filing of Pre-Effective Amendment No. 1 on April 29, 2019. Note that the Pre-Effective Amendment filing was coded in error as a Post-Effective Amendment being submitted pursuant to Rule 485(b) to prevent Post-Effective Amendment No. 7 which was filed pursuant to Rule 485(a) of the ‘33 Act.

While the original intent was to withdraw the errant 485(b) filing and correctly resubmit the Pre-Effective Amendment No. 1, the Registrant and Depositor have decided not to proceed with offering the Intelligent Life Survivorship VUL 2.0 policy as this time. As a result, we hereby respectfully request withdrawal of the initial Registration Statement and the subsequent errant 485(b) Post-Effective Amendment (again, originally intended to be Pre-Effective Amendment No. 1) pursuant to Rule 477 under the ‘33 Act.

If you have any question concerning this filing, please contact the undersigned by telephone at (704) 988-5681 or by e-mail at jpiller@tiaa.org.

Respectfully Submitted,

/s/ John D. Piller, Sr.

John D. Piller, Sr.